SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13D
Under Securities Exchange Act of 1934
(Amendment No. 57)
Food Technology Service, Inc.
(formerly Vindicator, Inc.)

(Name of Issuer)
Common Shares, $0.01 Par Value

(Title of Class of Securities)
344798103

(CUSIP Number)
Neil J. Gotfrit, Esq.
Nordion (Canada) Inc., formerly MDS (Canada) Inc.
(a successor of MDS Nordion Inc.) (“MDS Nordion”)
447 March Road
Ottawa, Ontario, Canada K2K 1X8

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 25, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 13 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	344798103	Page	1	of	5

1	NAMES OF REPORTING PERSONS Nordion (Canada) Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	344798103	Page	2	of	5

1	NAMES OF REPORTING PERSONS Laboratories Nordion Inc. (formerly Laboratories MDS Quebec ltée)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Quebec, Canada

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	344798103	Page	3	of	5

1	NAMES OF REPORTING PERSONS Nordion Inc. (formerly MDS Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	344798103	Page	4	of	5

Item 1.	Security and Issuer
Shares of Common Stock, $0.01 par value
Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, Florida 33860 USA

Item 2.	Identity and Background N/A

Item 3.	Source and Amount of Funds or Other Consideration. N/A

Item 4.	Purpose of Transaction See Item 5

Item 5.	Interest in Securities of the Issuer

By Agreement entered into February 10, 2011, Nordion (Canada) Inc. by private sale sold 463,317 shares of common stock representing all of its shareholdings in Food Technology Service, Inc. to Fort Ashford Holdings, LLC for US$3.60 per share. The closing date for the sale was February 25, 2011. Nordion (Canada) Inc. ceased to be a shareholder of Food Technology Service, Inc. on February 25, 2011 and no longer has any direct or indirect interest in the outstanding shares of common stock of Food Technology Service, Inc.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

See Item 5.

Item 7.	Materials to be filed as Exhibits

Stock Purchase Agreement between Fort Ashford Holdings, LLC and Nordion (Canada) Inc. dated February 10, 2011.

CUSIP No.	344798103	Page	5	of	5
SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief the undersigned certify that the information set forth in this statement is true and correct.

Dated:	February 28, 2011

Nordion (Canada) Inc., formerly MDS (Canada) Inc.		Nordion Inc	.

By:	/s/ Neil J. Gotfrit	By:	/s/ Peter E. Brent

Name: Title:	Neil J. Gotfrit Associate General Counsel & Secretary	Name: Title:	Peter E. Brent Corporate Secretary

Laboratoires Nordion Inc., formerly Laboratoires MDS Quebec Ltee.

By:	/s/ Peter E . Brent

Name: Title:	Peter E. Brent Vice President & Corporate Secretary

STOCK PURCHASE AGREEMENT
(The “Agreement”)
by and between
Fort Ashford Holdings, LLC
and
Nordion (Canada) Inc.
THIS AGREEMENT is made and entered into this 10th day of February 2011, by and between Fort Ashford Holdings, LLC, (the “Purchaser”) and Nordion (Canada) Inc., (the “Seller”);
WHEREAS, the Seller is the record owner and holder of 463,317 issued and outstanding shares of common stock, par value $0.01 (the “Shares” or “Securities”) of Food Technology Service, Inc., (the “Corporation” “or FTSI”), a Florida corporation; and
WHEREAS, the Purchaser desires to purchase said Shares and the Seller desires to sell said Shares, upon the terms and subject to the conditions set forth in this Agreement;
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and sale of the Shares of the Corporation, the Purchaser and Seller, intending to be legally bound, hereby agree as follows:
1. PURCHASE AND SALE: Subject to the terms and conditions set forth in this Agreement, at the closing of the transaction contemplated hereby, the Seller shall sell, convey, transfer, and deliver to the Purchaser 463,317 shares of the Corporation’s common stock, and the Purchaser shall purchase from the Seller 463,317 shares of the Corporation’s Stock in consideration of the purchase price set forth in this Agreement. The certificates representing the Corporation’s Stock shall be duly endorsed for transfer or accompanied by appropriate stock transfer powers duly executed in blank, in either case with signatures guaranteed in the customary fashion. The closing of the transactions contemplated by this Agreement (“Closing”), shall be held at 1320 Centre Street, Suite 202, Newton, MA 02459, upon execution of this Agreement, or such other place, date and time as the parties hereto may otherwise agree.
2. AMOUNT AND PAYMENT OF PURCHASE PRICE. The Purchaser will pay the Seller $3.60 per share for the 463,317 shares, for a total consideration of $1,667,941.20 United States Dollars (the “Purchase Price”). The Purchase Price shall be paid at the Closing in immediately available and lawful funds via wire transfer to the following account or other account designated in writing by the Seller.
Wire/ACH Information
Mellon Bank
ABA#043000261
Account #176-4555

3. LEGAL OPINION. At Closing, the Seller shall provide a legal opinion to the Purchaser, in a form reasonably acceptable to the Purchaser, indicating that the Shares can be transferred to the Seller pursuant to federal and state law. Such legal opinion will be addressed to the Purchaser and, if required by the Transfer Agent, then also the Transfer Agent. In the event such opinion is not accepted by the Transfer Agent of the Corporation’s stock, the Seller will immediately, at its expense, work with its counsel to revise such legal opinion to meet the Transfer Agent’s requirements.
4. EXPENSES OF TRANSFER. All taxes, including all state and local taxes in connection with the sale of the Shares, and all other fees including Transfer Agent fees, if any, that are imposed by reason of the sale, transfer, assignment and delivery of the Shares shall be borne solely by Seller.
5. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller hereby warrants and represents:
     (a) The Seller is a corporation duly organized, validly existing and in good standing under the laws of the Canada Business Corporations Act and has the power and authority to enter into and execute this Agreement and deliver the Shares pursuant to this Agreement.
     (b) The Seller has made no standstill, leak out or any other verbal or written agreements with the Corporation regarding disposition of the Shares.
     (c) The Seller has held all of the Shares for a period of at least one year as of the date of this Agreement.
     (d) The Seller is not a party to any agreement, written or oral, relating to the voting of the Shares.
     (e) The Seller is the lawful owner of the Shares, free and clear of all security interests, liens, encumbrances, equities and other charges that would limit the transferability of the Shares; except for a restriction on transferability which may be required by U.S. Federal and State securities laws.
     (f) The Seller has paid all taxes on the Shares and there are no liens or claims on the Shares.
     (g) There are no existing warrants, options, stock purchase agreements, redemption agreements, calls or rights to subscribe of any character relating to the Shares.
     (h) The Shares are not subject to current or pending litigation or to Seller’s knowledge, threatened litigation.
     (i) Seller has not purchased or acquired any equity securities of the Corporation in the six months prior to the date of the Agreement.
     (j) The Seller and its officers and directors do not possess material, non-public information regarding the Corporation.

6. REPRESENTATIONS AND WARRANTIES OF SELLER AND PURCHASER. Each of the Seller and the Purchaser hereby represents and warrants to the other that there is no brokerage commission, finder’s fee, or other like payment payable in connection with the transactions contemplated hereby.
7. REPRESENTATION AND WARRANTIES OF PURCHASER. The undersigned Purchaser understands that the Securities are being offered and sold under applicable exemptions from registration provided for in Sections 4(1) and 4(2) of the Securities Act of 1933, as amended (the “Act”), and that this transaction has not been scrutinized by the United States Securities and Exchange Commission or by any administrative agency charged with the administration of the securities laws of any state because of the private aspects of the offering; and the undersigned Purchaser hereby represents and warrants as follows:
     (a) Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, and has all requisite power and authority to carry on its business as it is now being conducted.
     (b) Purchaser has full power and authority to execute and deliver this Agreement and to perform fully its obligations hereunder. The execution, delivery and performance by Purchaser of this Agreement have been duly authorized by all necessary action. This Agreement constitutes the legal, valid, and binding obligation of Purchaser, and is enforceable against Purchaser in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).
     (c) The undersigned Purchaser has reviewed FTSI’s most recent reports filed with the Securities and Exchange Commission, including FTSI’s Form 10K Report for the year ended December 31, 2009 and its quarterly reports and proxy statement for 2010;
     (d) The undersigned Purchaser understands that (i) the Securities are speculative investments and (ii) there are restrictions on the transferability of the Securities, and it may not be possible to liquidate an investment in the Securities immediately;
     (e) The undersigned Purchaser is able (i) to bear the economic risk of this investment, (ii) to hold the Securities indefinitely, and (iii) presently to afford a complete loss of this investment;
     (f) The undersigned Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Securities and of making an informed investment decision;
     (g) The Securities hereby purchased are not being acquired with a view toward distribution;

     (h) The undersigned Purchaser consents to the placement of a legend on any stock certificate evidencing the Securities being purchased by the undersigned Purchaser, which legend shall be in form as follows:
“THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. WITHOUT REGISTRATION, THESE SECURITIES MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED AT ANY TIME WHATSOEVER, EXCEPT UPON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR SUCH TRANSFER AND/OR THE SUBMISSION TO THE COMPANY OF SUCH OTHER EVIDENCE AS MAY BE REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY SUCH TRANSFER WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, AND/OR APPLICABLE STATE SECURITIES LAWS AND/OR ANY RULE OR REGULATION PROMULGATED THEREUNDER.”
The foregoing representations and warranties and undertakings are made by the undersigned Purchaser with the intent that they be relied upon in determining his suitability as an investor in the Securities of FTSI.
     8. ACKNOWLEDGMENTS OF THE PURCHASER. There have been no representations, guarantees or warranties made to the undersigned Purchaser by the Seller, its agents or employees, or any of its agents or employees, or any other person, expressly or by implication, with respect to:
(a) The length of time that the undersigned Purchaser will be required to remain as owner of his Securities;
(b) The possibility that the past performance or experience on the part of FTSI might in any way indicate the predictable results of the ownership of the Securities or of the overall business of FTSI.
9. GENERAL PROVISIONS.
     (a) Entire Agreement. This Agreement (including the exhibits hereto and any written amendments hereof executed by the parties) constitutes the entire Agreement and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
     (b) Negotiated Agreement. Each of the Seller and Purchaser acknowledges that it has been advised and represented by counsel in the negotiation, execution and delivery of this Agreement and accordingly agrees that, if an ambiguity exists with respect to any provision of this Agreement, such provision shall not be construed against any party because such party or its representatives drafted such provision.
     (c) Sections and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

     (d) Governing Law. This Agreement and all transactions contemplated hereby, shall be governed by, construed and enforced in accordance with the laws of the State of Florida. The parties herein waive trial by jury. In the event that litigation results from or arises out of this Agreement or the performance thereof, the parties agree to reimburse the prevailing party’s reasonable attorney’s fees, court costs, and all other expenses, whether or not taxable by the court as costs, in addition to any other relief to which the prevailing party may be entitled.
     (e) Execution. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement. Signed facsimile copies of this Agreement will legally bind the parties to the same extent as original documents.
     (f) Transferability. The undersigned Purchaser agrees not to transfer or assign this Agreement, or any of his interest herein, and further agrees that the assignment and transfer of the Securities acquired pursuant hereto shall be made only in accordance with all applicable laws.
     (g) Revocation. The undersigned Purchaser agrees that he may not cancel, terminate or revoke this Agreement or any agreement of the undersigned Purchaser made hereunder and that this Agreement shall survive the death or disability of the undersigned Purchaser and shall be binding upon the undersigned Purchaser’s heirs, executors, administrators, successors and assigns.
     (h) No Waiver. Notwithstanding any of the representations, warranties, acknowledgments or agreements made herein by the undersigned Purchaser, the undersigned Purchaser does not hereby or in any other manner waive any rights granted to him under Federal or state securities laws.
     (i) NOTICES. All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the undersigned Purchaser at the address set forth below or to the Seller at the address set forth above.
[Signature Page Follows.]

IN WITNESS WHEREOF, this Agreement has been executed by each of the individual parties hereto on the date first above written.

Ashford Holdings, LLC

By:	/s/ Frank Kavanaugh

Frank Kavanaugh, President
2532 Dupont Drive
Irvine, California 92612

Nordion (Canada) Inc.

By:	/s/ Neil Gotfrit

Neil Gotfrit, Secretary.
447 March Road
Kanata, Ontario K2K 1X8
Canada